

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 9, 2016

Robert E. Trautmann, Esq.
Senior Executive Vice President and
General Counsel
People's United Financial, Inc.
850 Main Street
Bridgeport, CT 06604

Re: People's United Financial, Inc.
Registration Statement on Form S-4
Filed July 22, 2016
File No. 333-212655

Dear Mr. Trautmann:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Certain Suffolk Prospective Financial Information, page 60

1.   We note your statement that the prospective financial information was "not … included … to influence a shareholder's decision regarding how to vote on any given proposal, but because [it] was provided to Suffolk's financial advisor." Please remove or revise this disclaimer so it does not constitute an undue limitation on reliance of information provided in the prospectus.

Interests of Suffolk's Directors and Executive Officers in the Merger, page 61

Post-Closing Roles, page 63

2.   We note that Mr. Bluver is expected to be offered the role of New York Market President of People's United following the effective time of the merger. Please revise to provide the information required by Item 18(a)(5) of Form S-4, including disclosure of the material terms of Mr. Bluver's employment arrangement, if known.

The Merger Agreement, page 71

Representations and Warranties, page 73

3.   We note your disclosure that the representations and warranties made in the merger agreement were made for purposes of the agreement between People's United and Suffolk and that they should not be relied upon by investors as characterizations of the actual state of facts or condition of People's United, Suffolk, or any of their subsidiaries or affiliates. Disclosure with respect to an agreement's representations, warranties, and covenants (whether through incorporation by reference or direct inclusion) constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Please revise your disclosure to remove the implication that the merger agreement and summary do not constitute public disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required under federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services